SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2002

O2MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(345) 945-1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N.A.

Notification of Incorporation by Reference

The registrant incorporates by reference this Form 6-K into the Registration Statement File No. 333-13876.

INDEX

O2MICRO INTERNATIONAL LIMITED

PART I.    FINANCIAL INFORMATION

Item 1.    Financial Statements

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2002	December 31, 2001
	(Unaudited)
A S S E T S
CURRENT ASSETS
Cash	$50,062	$108,936
Restricted cash	1,587	1,159
Short-term investments	69,852	10,014
Accounts receivable—net	4,672	3,700
Inventories	6,109	5,361
Prepaid expenses and other current assets	1,926	1,808

Total Current Assets	134,208	130,978

INVESTMENT IN SHARES OF STOCKS	400	500

FIXED ASSETS—NET	3,778	3,213

OTHER ASSETS
Receivables from 360° Web Ltd.	1,750	750

Deferred income tax—noncurrent	219	219

Other assets	1,112	759

TOTAL ASSETS	$141,467	$136,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$3,808	$3,570
Income tax payable	1,679	1,220
Current portion of obligations under capital lease	8	9
Accrued expenses and other current liabilities	3,872	3,189

Total Current Liabilities	9,367	7,988

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	5	7

Total Liabilities	9,372	7,995

SHAREHOLDERS’ EQUITY

Ordinary shares at $0.001 par value per shareAuthorized—95,000,000 shares. Issued—38,336,917 and 38,134,511 shares as of March 31, 2002 and December 31, 2001, respectively	38	38
Additional paid-in capital	131,014	130,197
Warrants	51	51
Deferred compensation	(24)	(44)
Accumulated other comprehensive income	(892)	(697)
Accumulated earnings (deficit)	1,908	(1,121)

Total Shareholders’ Equity	132,095	128,424

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,467	$136,419

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31
	2002	2001
NET SALES	$16,103	$8,790
COST OF SALES	5,745	3,273

GROSS PROFIT	10,358	5,517

OPERATING EXPENSES
Research and development	4,572	2,867
Selling, general and administrative	2,664	2,437
Stock-based compensation	20	53

Total Operating Expenses	7,256	5,357

INCOME FROM OPERATIONS	3,102	160

NON-OPERATING INCOME (EXPENSES)
Interest income on bank deposits	318	520
Interest income on short-term investments	336	—
Impairment loss on investment in shares of stocks	(100)	—
Interest expenses	(1)	(3)
Other—net	(139)	(3)

Total Non-Operating Income—Net	414	514

INCOME BEFORE INCOME TAX	3,516	674
INCOME TAX EXPENSES	487	28

NET INCOME	3,029	646
OTHER COMPREHENSIVE LOSS
Translation adjustments on subsidiaries	(18)	(10)
Unrealized loss on available-for-sale securities	(177)	—

Total Other Comprehensive Loss	(195)	(10)

COMPREHENSIVE INCOME	$2,834	$636

EARNINGS PER SHARE:
Basic	$0.08	$0.02

Diluted	$0.08	$0.02

NUMBER OF THOUSAND SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic	38,289	32,906

Diluted	40,354	34,372

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousand U.S. Dollars)

	Three Months Ended March 31
	2002	2001
OPERATING ACTIVITIES:
Net income	$3,029	$646
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	396	260
Amortization of deferred stock options	20	53
Warrants and stock options granted for services	20	—
Loss on sale of short-term investments	46	—
Deferred income tax assets	23	29
Impairment on investment in shares of stock	100	—
Loss on sale of properties	5	—
Changes in operating assets and liabilities:
Accounts receivable—net	(972)	(2,164)
Inventories	(748)	865
Prepaid expenses and other current assets	(103)	185
Notes and accounts payable	238	(1,900)
Income tax payable	459	(181)
Accrued expenses and other current liabilities	683	64

Net Cash Provided by (Used in) Operating Activities	3,196	(2,143)

INVESTING ACTIVITIES
Receivables from 360° Web Ltd.	(1,000)	—
Receivables from employee cash advance	(400)	—
Acquisitions of:
Fixed assets	(957)	(500)
Patent	—	(22)
Short-term investments	(91,194)	—
Increase (decrease) in:
Pledged deposits	(429)	—
Refundable deposits	18	(7)
Deferred charges	15	—
Proceeds from:
Sale of short-term investments	31,133	—
Sale of properties	3	—

Net Cash Used in Investing Activities	(62,811)	(529)

FINANCING ACTIVITIES:
Proceeds from:
Exercise of stock options	602	194
Issuance of shares for warrants exercised	157	—
Payment of principal of capital leases	(4)	(15)

Net Cash Provided by Financing Activities	755	179

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(14)	(6)

NET DECREASE IN CASH	(58,874)	(2,499)
CASH, AT BEGINNING OF PERIOD	108,936	37,448

CASH, AT END OF PERIOD	$50,062	$34,949

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest	$1	$3
Cash paid for tax	$3	$3

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management’s opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b.  Revenue recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience, and these provisions are deducted from sales.

The Company, however, has limited control over distributors’ selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included as part of Company inventory.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company’s right of return policy, its distributors may exchange products currently in their inventory for other Company’s products. This policy allows the Company’s distributors to obtain products they want. In practice, if the distributors’ inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

c.  Research and development

Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.  Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

e.  Comprehensive income

The Company adopted the provisions of Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“SFAS No. 123”). Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has translation adjustments on subsidiaries and unrealized gains or losses on available-for-sale securities that are required to be reported in comprehensive income.

f.  Earnings per share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”), establishes standards for computing and presenting earnings per share. Basic earnings per share are calculated using the average shares of common share outstanding. Diluted earnings per share are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred shares or the treasury stock method for options and warrants.

3.    ACCOUNTS RECEIVABLE—NET

	March 31, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Accounts receivable	$5,038	$4,069
Allowances for:
Doubtful receivable	(52)	(55)
Sales returns and discounts	(314)	(314)

	$4,672	$3,700

4.    INVENTORIES

	March 31, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Finished goods	$1,596	$1,830
Work-in-process	2,273	1,133
Raw materials	2,240	2,398

	$6,109	$5,361

5.    SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	March 31, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
US treasury bills	$49,886	$—
Corporate bonds	11,919	9,498
Foreign government bonds	8,047	516

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	$69,852	$10,014

Available-for-sale securities by contractual maturity are as follows:
	March 31, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Due within one year	$64,539	$7,212
Due after one year through two years	5,313	2,802

	$69,852	$10,014

The Company’s gross realized gains and losses on the sale of investments for the period ended March 31, 2002 were $30,000 and $76,000, respectively. Gross unrealized gains and losses at March 31, 2002 were $19,000 and $181,000, respectively.

6.    INCOME TAX

Provision for income taxes expenses consisted of:

	Three Months Ended March 31
	2002	2001
	(Unaudited)
Current:
O2Micro, Inc.—USA
—Federal	$1	$(5)
—State	1	7
O2Micro—Taiwan	111	6
O2Micro—Taiwan Branch	350	—
O2Micro—Japan	1	(10)
O2Micro—Singapore	(1)	1
Others	1	—

	464	(1)

Deferred :
O2Micro, Inc—USA (Federal)	68	35
O2Micro—Taiwan	(46)	(6)
O2Micro—Taiwan Branch	1	—

	23	29

Income tax expenses	$487	$28

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pre-tax income is as follows:

	Three Months Ended March 31
	2002	2001
	(Unaudited)
Cayman statutory rate	0.0%	0.0%
Foreign tax rate in excess of statutory rate	13.0%	12.0%
Research and development credits	(6.4%)	(14.4%)
Prior year adjustments	0.0%	(1.9%)
Change in valuation allowance	6.9%	13.9%
Others	0.4%	(5.5%)

Effective tax rate	13.9%	4.1%

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share:

	Three Months Ended March 31
	2002	2001
	(Unaudited)
Basic earnings per share:
Net income (in thousands)	$3,029	$646

Weighted average thousand shares outstanding—basic	38,289	32,906
Earnings per share—basic	$0.08	$0.02

Diluted earnings per share:
Net income (in thousands)	$3,029	$646

Weighted average thousand shares outstanding—basic	38,289	32,906
Effect of dilutive securities:
Options	1,841	1,249
Warrants	224	217

Weighted average thousand shares outstanding—diluted	40,354	34,372

Earnings per share—diluted	$0.08	$0.02

Certain anti-dilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of the ordinary shares during the period. The anti-dilutive stock options so excluded amounted to 68,000 shares, and their exercise prices were between $24.05 and $24.18 as of March 31, 2002. The antidilutive stock options so excluded amounted to 74,600 shares, and their exercise prices were $16, $10.06, $9.5 and $13.98 as of March 31, 2001.

8.    OBLIGATIONS UNDER CAPITAL LEASE

The Company leases office space and certain equipment under noncancellable operating lease agreements that expire on various dates through September 2004. The Company’s office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. The lease provides for a bargain purchase option upon the expiration of the lease. As of March 31, 2002, minimum lease payments under all noncancellable leases were as follows:

	Capital Leases	Operating Leases
Year	(In Thousands)

2002	$8	$897
2003	7	908
2004	1	470

Total minimum lease payments	16	$2,275

Less: Amount representing interest	(3)

Present value of minimum lease payments	13
Less: Current portion	8

Long-term obligations under capital lease	$5

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under capital lease are secured by the related equipment and the total costs of the equipment under capital lease were $165,000 as of March 31, 2002 and $160,000 as of March 31, 2001. Accumulated amortization was $131,000 as of March 31, 2002 and $97,000 as of March 31, 2001.

9.    RELATED PARTY TRANSACTIONS

a.  In February 2000, the Company loaned $750,000 to 360º Web Ltd. (360º Web). Interest accrues at USD-Libor + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into 2,083,333 shares of Series B shares of capital stock in 360º Web, or 22.3% of the outstanding capital stock of 360º Web. The conversion price is $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 360º Web offers its shares in an initial public offering. Sterling Du, the Company’s chief executive officer, and three other directors serve as directors of 360º Web, they were appointed to the board of directors of 360º Web on April 1, 2001. In February 2002, the Company made an additional loan of $1 million to 360º Web on terms similar to the February 2000 loan until the loan is fully repaid or until the loan is converted into shares of preferred stock of 360º Web at a conversion price of $1.00 per share.

b.  In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007.

10.    CONTINGENCY

a.  On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. Management believes that the Company would not be subject to any material exposure with respect to past activities. Management is currently negotiating an agreement with Philips.

b.  In September 2000, Monolithic Power Systems, or MPS, advised the company of a patent directed to an inverter power supply for liquid crystal display monitors. The Company believed that none of its inverter power supplies for liquid crystal display products infringe that patent. In October 2000, the Company filed for declaratory judgment and damage against MPS and MPS has responded with a counterclaim for patent infringement. Management has not received MPS’s position on the amount of damages. Management estimates that, even if liability is found, the amount of damages recoverable based on either a lost profits or reasonable royalty theory, will not have material adverse impact on the Company.

On October 24, 2001, the Company filed a complaint against MPS that seeks damages and injunctive relief for patent infringement. The complaint was amended on November 13, 2001 to include trade secret counts against MPS.

11.    SEGMENT INFORMATION

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). SFAS No. 131 replaced the “industry segment” approach with the “management” approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. SFAS 131 also requires disclosures of products and services, geographic areas and major customers.

a.  Industry

The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

b.  Foreign market sales

Three Months Ended March 31

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Location of Customers	2002	2001
	(Unaudited)
	(In Thousands)

Asia	$16,097	$8,783
United States	6	7

	$16,103	$8,790

c.  Sales to major customers (Amount in thousands)

	Three Months Ended March 31
	2002		2001
Customers	Amount	%	Amount	%
	(Unaudited)

A	$2,039	12.7	$506	5.8
B	1,861	11.6	1,813	20.6
C	1,831	11.4	810	9.2
D	340	2.1	1,519	17.3

d.  Geographic information (Amount in thousands)(Unaudited)

	U.S.A	Cayman Islands	Taiwan	Japan	Singapore	Others	Elimination	Consolidated
For the three months ended March 31, 2002
Sales to customers other than the parent and its subsidiaries	$—	$6,403	$9,700	$—	$—	$—	$—	$16,103
Inter company service revenue	3,281	8,480	—	—	335	181	(12,277)	—

Total sales	$3,281	$14,883	$9,700	$—	$335	$181	$(12,277)	$(16,103)

Gross profit	$3,281	$9,319	$1,037	$—	$335	$181	$(3,795)	$10,358

Operating Expenses								(7,256)
Nonoperating income—net				—				414

Income before income tax								3,516
Income tax expense								(487)

Net income								$3,029

Identifiable assets	$1,100	$146,800	$11,176	$99	$895	$587	$(19,190)	$141,467

For the three months ended March 31, 2001
Sales to customers other than the parent and its subsidiaries	$—	$5,460	$3,330	$—	$—	$—	$—	$8,790
Intercompany service revenue	2,824	2,758	—	—	236	—	(5,818)	—

Total sales	$2,824	$8,218	$3,330	$—	$236	$—	$(5,818)	$8,790

Gross profit	$2,824	$5,010	$507	$—	$236	$—	$(3,060)	$5,517

Operating Expense								(5,357)
Nonoperating income—net								514

Income before income tax								674
Income tax benefit								(28)

Net income								$646

Identifiable assets	$2,023	$58,040	$6,661	$133	$679	$—	$(14,079)	$53,457

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s F-3 Registration Statement and Annual Report on Form 20-F.

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

We utilize a “fabless” semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Houston, Texas, Pfluggerville, Texas; Santa Clara, California; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in Korea, the People’s Republic of China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

Results of Operations

Net Sales.    Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the three months ended March 31, 2002 were $16.1 million, an increase of $7.3 million or 83.2% from $8.8 million for the three months ended March 31, 2001. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

Gross Profit.    Gross profit represents revenues less cost of revenues. Cost of revenues primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of products. Gross profit for the three months ended March 31, 2002 was $10.4 million, an increase of $4.8 million or 87.7% from $5.5 million for the three months ended March 31, 2001. This increase in absolute dollar amount was due to increased sales of products and increased margins, which resulted from a favorable mix of existing products and contribution from new products which had relatively higher gross margins. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, of expenses for outside engineering consultants. Research and development expenses for the three months ended March 31, 2002 were $4.6 million, an increase of $1.7 million or 59.5% from $2.9 million for the three months ended March 31, 2001. This increase primarily reflects the addition of research and development personnel and expenses associated with the expansion of our design activities in Singapore and the People’s Republic of China. We expect that research and development expenses will continue to increase in the foreseeable future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, trade show and other promotional expenses. Selling, general and administrative expenses for the three months ended March 31, 2002 were $2.7 million, an increase of $227,000 or 9.3% from $2.4 million for the three months ended March 31, 2001. This increase in absolute dollar amounts was primarily due to increased sales commissions relating to higher sales, increased product marketing costs and additional personnel. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

Stock-Based Compensation.    For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the first three months of 2002 was $20,000, a decrease of $33,000 or 62.3% from $53,000 for the three months ended March 31, 2001.

Non-operating Income-net.    Non-operating income-net reflects interest earned on average cash balances and short-term investments, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net for the three months ended March 31, 2002 was $414,000, a decrease of $100,000 from $514,000 for the three months ended March 31, 2001, reflecting impairment loss on investment in shares of stock.

Income Taxes.    Income tax expenses for the three months ended March 31, 2002 was $487,000, an increase of $459,000 from income tax expenses of $28,000 for the three months ended March 31, 2001.

Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers’ products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

On March 31, 2002, we had $134.2 million in total current assets, including $119.9 million in cash and short-term investments. Our operating activities provided cash in the amount of $3.2 million in the three months ended March 31, 2002. Additionally, our financing activities provided $755,000 for the three months ended March 31, 2002 and our investing activities used cash of $62.8 million in the three months ended March 31, 2002.

Disclosure Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry’s actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission; including our registration statement on Form 20-F. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3.    Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at March 31, 2002, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of March 31, 2002.

	Expected Maturity Dates
	2002	2003	2004	2005	2006 and thereafter	Total Carrying Value	Fair Value
	(in thousands)
US Treasury Bills
Fixed rate (US$)	49,886	—	—	—	—	49,886	49,886
Government Bonds:
Fixed rate (US$)	2,552	5,495	—	—	—	8,047	8,047
Corporate Bonds
Fixed rate (US$)	6,826	5,093	—	—	—	11,919	11,919

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of March 31, 2002 have been immaterial, and are reflected in the results of operations.

PART 2.    OTHER INFORMATION

Item 1.    Exhibits

(a)  Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Sequentially Numbered Page
99	Press Release	20–23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

By:	/s/ STERLING DU
Sterling Du Chief Executive Officer

Date:    May 29, 2002